UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

BIRGO REITURN FUND LLC

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

87-3415331

(I.R.S. Employer Identification No.)

848 West North Avenue

Pittsburgh, PA 15233

(Full mailing address of principal executive offices)

(412) 567-1324
(Issuer’s telephone number, including area code)

TABLE OF CONTENTS

ITEM 3.	Financial Statements	1 – 10

SIGNATURES		11

i

ITEM 3. FINANCIAL STATEMENTS

BIRGO REITURN FUND LLC AND SUBSIDIARY

(A LIMITED LIABILITY COPRORATION)

BIRGO REITURN FUND LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	June 30,
	2023	December 31,
	(Unaudited)	2022
ASSETS
Cash and cash equivalents	$25,000	$25,000
TOTAL ASSETS	$25,000	$25,000
LIABILITIES AND UNITHOLDERS’ EQUITY
UNITHOLDERS’ EQUITY
Common units, unlimited units authorized, 250 units issued and outstanding as of June 30, 2023 and December 31, 2022	$25,000	$25,000
Total unitholders’ equity	25,000	25,000
TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY	$25,000	$25,000

See accompanying notes to consolidated financial statements.

BIRGO REITURN FUND LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenue	$-	$-
Expenses	-	-
NET INCOME	$-	$-

See accompanying notes to consolidated financial statements.

BIRGO REITURN FUND LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN UNITHOLDERS’ EQUITY

				Total
	Common Units		Retained	Unitholders’
	Units	Amount	Earnings	Equity
Balance, December 31, 2021	250	$25,000	$-	$25,000
Net income	-	-	-	-
Balance, June 30, 2022 (unaudited)	250	$25,000	$-	$25,000

Balance, December 31, 2022	250	$25,000	$-	$25,000
Net income	-	-	-	-
Balance, June 30, 2023 (unaudited)	250	$25,000	$-	$25,000

See accompanying notes to consolidated financial statements.

BIRGO REITURN FUND LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$-	$-
Net cash provided by operating activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common units	-	25,000
Net cash provided by financing activities	-	25,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	-	25,000
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	25,000	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$25,000	$25,000

See accompanying notes to consolidated financial statements.

BIRGO REITURN FUND LLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	GENERAL

Reporting Entity and Nature of Business

Birgo Reiturn Fund LLC (“the Company”) is organized as a limited liability company under the laws of the State of Delaware pursuant to a Certificate of Formation filed November 2, 2021. The Company intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes.

The Company was formed primarily to make investments through majority-owned subsidiaries to acquire and manage a portfolio consisting of real estate investment vehicles that are intended to generate current operating income from leasing activities and capital appreciation. Certain majority-owned subsidiaries may have rights to receive preferred economic returns. The Company is in the beginning stages and does not currently own any investments. Substantially all of the Company’s business will be externally administered and operated by its advisor and sponsor, Birgo Realty LLC (the “Advisor” or “Sponsor”). The Company’s legal manager is Birgo Reiturn Fund Manager LLC (“the Manager”), a Delaware limited liability company. Birgo Evergreen Residential Fund LP (“the Operating Partnership”), a Delaware Limited Partnership, plans to acquire and hold the Company’s real estate investment vehicles. The Company intends to be a limited partner and is the sole member of the general partner of the Operating Partnership.

Subject to certain restrictions and limitations, and in accordance with its Second Amended and Restated Operating Agreement dated as of January 1, 2023 (“the Agreement”), the Advisor is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and recommending to the Manager certain acquisitions and investments that the Manager should make on behalf of the Company.

The Company has filed an initial offering statement on Form 1-A with the Securities and Exchange Commission (“the SEC”) with respect to an offering (the “Offering”) of up to $75,000,000 in common units, for an initial price of $100.00 per unit. The Company’s offering was deemed qualified by the SEC on September 26, 2022. The Manager has the authority to issue an unlimited number of common units. As of June 30, 2023, the Company had issued 250 common units at the initial per unit price of $100.00 in a private placement prior to the offering statement being declared “effective” by the SEC. Three affiliates of the Advisor, the owner of the Manager, purchased all 250 units for an aggregate purchase price of $25,000.

The Offering is a “best efforts” offering, which means that funds raised will remain in escrow until both the minimum offering amount has been reached and a closing has occurred. As of June 30, 2023 the Company had raised $229,700, which did not exceed the minimum offering requirement. As such, the Company did not have access to the raised capital.

BIRGO REITURN FUND LLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

U.S. GAAP requires any subsidiaries, investments or affiliates under the Company’s control to be consolidated. The consolidated financial statements include the accounts of the Company and Birgo Evergreen GP LLC, the Operating Partnership’s general partner, of which the Company is the sole member. All significant intercompany balances and transactions are eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2022 balance sheet and certain related disclosures are derived from the Company’s December 31, 2022 audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto, which were filed with the SEC on April 26, 2023. The consolidated financial statements as of June 30, 2023, and for the six months ended June 30, 2023 and 2022, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure, including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. The Company makes an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for the Company or other interests to provide financial support; the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of the Company’s interest and the other interests. The Company reassess its determination of whether it is the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to the Company’s investments is limited to the recorded investment in such entities, if any.

BIRGO REITURN FUND LLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and that has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

The Company evaluated the Operating Partnership under the VIE model and determined that it did not need to consolidate as the Company did not own any interest in the Operating Partnership as of June 30, 2023 and December 31, 2022.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of demand deposits, money market funds and other highly liquid financial instruments purchased with original maturities of three months or less. Cash may exceed federally insured limits at times. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk regarding cash.

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by the Advisor on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company, the offering of the Units, and the admission of investors into the Company, including, without limitation, expenses for travel, legal, accounting, filing, and all other expenses incurred in connection with the offer and sale of interest in the Company. The Company anticipates that, pursuant to the Agreement, the Company will be obligated to reimburse the Advisor for organizational and offering costs paid by them on behalf of the Company. The Advisor, in their sole discretion, may defer or waive, in whole or in part, the reimbursement by the Company of the offering and organizational costs incurred by the Advisor on behalf of the Company.

For the six months ended June 30, 2023 and 2022, the Advisor has incurred organizational and offering costs of approximately $800,000 and $200,000, respectively, on behalf of the Company. These costs are not recorded in the consolidated financial statements of the Company because such costs are not a liability of the Company until the minimum number of the Company’s common units are issued. When recorded by the Company, organizational costs will be expensed as incurred, and offering costs will be charged to unitholders’ equity as such amounts are reimbursed to the Advisor or its affiliates from the gross proceeds of the Offering.

BIRGO REITURN FUND LLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Unit Redemption

The Company intends to adopt a Unit Repurchase Program, whereby on a quarterly basis, unitholders may request that the Company redeem 25% of their units. In addition, the Unit Repurchase Program is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. The repurchase rate depends upon how long a unitholder requesting redemption has held such units.

No redemption of common units would be allowed when the holding period of such units is less than one year from the investment date. Beginning on the anniversary of the first year following the investment date of the common units subject to the redemption request, the per unit redemption price would be calculated based on a declining discount to the net asset value (“NAV”) per unit in effect at the time the redemption request is made.

Holding Period from Investment Date	Effective Redemption Price (as percentage of NAV per unit)
Less than 1 year from Investment Date	No repurchase allowed
1 year to 2 years	95% of NAV
2 years to 3 years	98% of NAV
3+ years	100% of NAV

The Company would make repurchases upon the death of a unitholder at a price equal to 100% of the Company’s most recently announced NAV per unit. The Company intends to limit the number of units to be repurchased during any calendar year to 5.0% of the weighted average number of units outstanding during the prior calendar year, or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. During the period that the Offering is ongoing, all unitholders who have held their units for at least one year could request the Company to repurchase up to 25% of their units quarterly, up to the aggregate quarterly and annual limitations, as discussed in the Agreement. Once the Company concludes the Offering, the Company intends to evaluate unit repurchase levels on a quarterly basis, subject to available liquidity.

In addition, the Manager could, in its sole discretion, amend, suspend, or terminate the Unit redemption plan at any time without prior notice, including to protect the Company’s operations and the non-redeemed members, to prevent an undue burden on the Company’s liquidity, to preserve the Company’s status as a REIT, following any material decrease in the Company’s NAV, or for any other reason. The Manager could also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its unitholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its unitholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. For the year ended December 31, 2022, the Company has not qualified as a REIT and elected to be taxed as a C Corporation.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of June 30, 2023 and December 31, 2022, the Company has concluded that there are no uncertain tax positions requiring recognition in its consolidated financial statements.

BIRGO REITURN FUND LLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3.	RELATED PARTY ARRANGEMENTS

Birgo Realty LLC, Advisor or Sponsor

The Company entered into an advisory agreement with the Advisor.

The Advisor and certain affiliates of the Advisor will receive fees and compensation in connection with the Offering and the acquisition, management, and sale of the Company’s real estate investments.

The Advisor will be reimbursed for organizational and offering expenses incurred in conjunction with the offering. The Company will reimburse the Advisor for actual expenses incurred on behalf of the Company in connection with the acquisition, ownership, management, financing, hedging of interest rates on financings, or sale of investments. The Company will reimburse the Advisor for all third-party charges and out-of-pocket costs and expenses incurred by the Advisor or its Affiliates that are related to the operations of the Company, as defined in the Agreement, including, without limitation, the selection, acquisition, or origination of an investment, whether or not the Company ultimately acquires or originates the investment.

In accordance with the Agreement, the Company pays an asset management fee to the Advisor for managing the business of the Company. The fees are paid quarterly, in arrears, in an amount equal to 1.25% of the Company’s NAV, as defined in the Agreement, as of the end of each quarter. No asset management fees have been incurred or paid by the Company.

4.	ECONOMIC DEPENDENCY

The Company has engaged or will engage the Manager, the Advisor and their affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, property management services, the sale of the Company’s common units available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon the Advisor and their affiliates.

5.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2023 through September 28, 2023. There have been no events or transactions during this time that would have a material effect on these consolidated financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRGO REITURN FUND LLC

By:	Birgo Reiturn Fund Manager LLC, its manager

By:	/s/ Andrew Reichert
Andrew Reichert
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Andrew Reichert	Chief Executive Officer of Birgo Reiturn Fund Manager LLC	September 28, 2023
Andrew Reichert	(Principal Executive Officer and Principal Financial and Accounting Officer)